SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

SCHEDULE 13D
1
Under the Securities Exchange Act of 1934
(Amendment No. 13)*

AEP Industries, Inc.
(Name of Issuer)

Common
(Title of Class of Securities)

001031103
(CUSIP Number)

Arthur Goetchius
300 Park Avenue, 21st Fl., New York, NY 10022 (212) 755-9000
(Name, address and telephone number of person authorized to receive notices and communications)

September 25, 1995
(Date of event which requires filing of this statement)


		If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  [ ].

		Check the following box if a fee is being paid with the statement  [ ].
(A fee is not required only if the reporting person:  (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)  (See Rule 13d-7.)

		NOTE:  Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




							13D
CUSIP No. 001031103
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
					EGS Associates, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
      				WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     					Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                 								-0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
              								128,120
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                 								-0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
       								128,120
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
						       		128,120
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
      								2.67%
_____________________________________________________________________________
	 (14)  TYPE OF REPORTING PERSON **
								PN
_____________________________________________________________________________
** SEE INSTRUCTIONS BEFORE FILLING OUT!









13D
CUSIP No. 001031103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
					EGS Partners, L.L.C.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
      				OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     					Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
               								-0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
            								451,501
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
             								-0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
            								451,501
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
							           	451,501
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
         								9.42%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
								IA
_____________________________________________________________________________
	** SEE INSTRUCTIONS BEFORE FILLING OUT!





13D
CUSIP No. 001031103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
					Bev Partners, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
      				WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
					Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                								-0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
              								120,033
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                								-0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
               								120,033
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
								             120,033
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
							        	2.50%
_____________________________________________________________________________
	 (14)  TYPE OF REPORTING PERSON **
								PN
_____________________________________________________________________________
	** SEE INSTRUCTIONS BEFORE FILLING OUT!



13D
CUSIP No. 001031103
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
			Jonas Partners, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
      				WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
					Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
               								-0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                								19,739
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                  								-0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
               								19,739
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
							             	19,739
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
							            	0.41%
_____________________________________________________________________________
	 (14)  TYPE OF REPORTING PERSON **
								PN
_____________________________________________________________________________
	** SEE INSTRUCTIONS BEFORE FILLING OUT!




13D
CUSIP No. 001031103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
					William Ehrman
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
      				AF	PF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
					United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
               								32,911
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
              								761,059
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
               								32,911
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
              								761,059
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
							               	793,970
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
							          	16.56%
_____________________________________________________________________________
	 (14)  TYPE OF REPORTING PERSON **
								IN
_____________________________________________________________________________
	** SEE INSTRUCTIONS BEFORE FILLING OUT!




13D
CUSIP No. 001031103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
					Frederic Greenberg
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
      				AF	PF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
					United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
             								6,003
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
            								720,194
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
             								6,003
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
             								720,194
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
							             	726,197
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
							          	15.14%
_____________________________________________________________________________
	 (14)  TYPE OF REPORTING PERSON
								IN
_____________________________________________________________________________
	** SEE INSTRUCTIONS BEFORE FILLING OUT!




13D
CUSIP No. 001031103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
					Frederick Ketcher
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
      				AF	PF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
					United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
             								4,802
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
            								719,393
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
             								4,802
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
             								719,393
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
						            		724,195
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
							           	15.10%
_____________________________________________________________________________
	 (14)  TYPE OF REPORTING PERSON **
								IN
_____________________________________________________________________________
	** SEE INSTRUCTIONS BEFORE FILLING OUT!




13D
CUSIP No. 001031103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
					Jonas Gerstl
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
      				AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
					United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                								-0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
               								719,393
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                 								-0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
              								719,393
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
								              719,393
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
								            15.00%
_____________________________________________________________________________
	 (14)  TYPE OF REPORTING PERSON **
								IN
_____________________________________________________________________________
	** SEE INSTRUCTIONS BEFORE FILLING OUT!








	The Schedule 13D, initially filed on March 30, 1990, as amended, of (i) EGS
Associates, L.P., a Delaware limited partnership ("EGS Associates), (ii) EGS
Partners, L.L.C., a Delaware limited liability company (EGS Partners),
(iii) Bev Partners, L.P., a Delaware limited partnership (Bev Partners), (iv)
Jonas Partners, L.P., a Delaware limited partnership (Jonas Partners), (v)
William Ehrman, (vi) Frederic Greenberg, (vii) Frederick Ketcher, (viii)
Salvatore P. DiFranco, and (ix) Jonas Gerstl, relating to the common stock,
$0.01 par value per share (the Common Stock) issued by AEP
Industries, Inc. (the Company), is hereby amended by this Amendment No. 13 to the Schedule 13D, to reflect the decrease in the number of shares outstanding of the Company as reported in a press release dated September 15,
1995 as reported by Bloomberg, L.P., as follows:

	Items 3 and 5 are hereby amended and restated in their entirety as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The net investment cost (including commissions, if any) of the shares of
Common Stock beneficially owned by EGS Associates, EGS Partners (exclusive of shares beneficially owned by EGS Overseas), EGS Overseas, Bev Partners and
Jonas Partners is approximately $1,079,567, $3,300,574,
$1,262,716, $903,116, and $146,657, respectively.
	The net investment cost (excluding commissions, if any) of the shares of
Common Stock owned directly by Mr. Greenberg, and by members of his immediate family, is approximately $60,011.
	The net investment cost (excluding commissions, if any) of the shares of
Common Stock owned directly by Mr. Ehrman, is approximately $813,768.
	The net investment cost (excluding commissions, if any) of the shares of
Common Stock owned directly by Mr. Ketcher, is approximately $44,130.
	The shares of Common Stock purchased by each of EGS Associates, EGS Overseas,
Bev Partners and Jonas Partners were purchased with the investment capital of the respective entities and the shares of Common Stock purchased by EGS
Partners were purchased with investment capital of the respective discretionary accounts under management of EGS Partners.  The shares of
Common Stock purchased by Messrs. Greenberg, Ketcher and Ehrman were purchased with personal funds, trust funds, or the funds of immediate family members.
	The shares of Common Stock beneficially owned by EGS Associates, EGS
Partners (excluding EGS Overseas), EGS Overseas, Bev Partners, and Jonas
Partners are held in their respective commingled margin accounts, or in the case of EGS Partners, in margin  and non-margin accounts held by each discretionary account under its management.  Such margin accounts are maintained at Bear Stearns & Co. Inc., and may from time to time have debit balances.  Non-margin accounts are maintained at Bankers Trust Company.
Since other securities are held in such margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the shares of Common Stock purchased.  The shares owned by Mr. Greenberg are held in his IRA account and in margin accounts maintained at Goldman, Sachs &
Co., or are beneficially owned by members of his immediate family.  The shares owned by Mr. Ketcher are held in his various accounts maintained at
First Boston Corporation.  The shares owned by Mr. Ehrman are held in accounts maintained at Bishop Rosen Corporation or Bear Stearns and Co.,
Inc, or are beneficially owned by members of his immediate
family.  Currently, the interest rate charged on such various margin accounts is approximately 6.75% per annum.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

	(a)	The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 4,795,025 shares outstanding, which is the total number of shares of Common Stock outstanding based on the press release of the Company as reported on Bloomberg, L.P. in a news release dated September 15, 1995.

	As of the close of business on September 22, 1995:

		(i)	EGS Associates owns beneficially 128,120 shares of Common Stock, constituting approximately 2.67% of the shares outstanding.
		(ii)	EGS Partners owns directly no shares of Common Stock.  By reason of the provisions of Rule 13D-3 of the Securities Exchange Act of 1934, as amended
(the Act), EGS Partners may be deemed to own beneficially 293,315 shares
(constituting approximately 6.12% of the shares outstanding), purchased for discretionary accounts managed by it, other than EGS Overseas, and 158,186 shares of Common Stock purchased for EGS Overseas (constituting approximately
3.30% of the shares outstanding), which, when aggregated, total 451,501 shares of Common Stock, constituting approximately 9.42% of the shares outstanding.
		(iii)	Bev Partners owns beneficially 120,033 shares of Common Stock, constituting approximately 2.50% of the shares outstanding.
		(iv)	Jonas Partners owns 19,739 shares of Common Stock, constituting less than 1% of the shares outstanding.
		(v)	Mr. Ehrman owns directly, and beneficially through ownership by members of his immediate family, 74,577 shares of Common Stock, constituting less than 1% of the shares outstanding.
		(vi)	Mr. Greenberg owns directly, and beneficially through ownership by members of his immediate family, 6,804 shares of Common Stock, constituting less than 1% of the shares outstanding.
		(vii)	Mr. Ketcher owns directly 4,802 shares of Common Stock, constituting less than 1% of the shares outstanding.
		(viii)	Mr. Gerstl own directly no shares of Common Stock.
		By reason of the provisions of Rule 13D-3 of the Act, each of the General
Partners may be deemed to own the 128,120 shares beneficially owned by EGS
Associates, the 451,501 shares beneficially owned by EGS Partners, the
120,033 shares beneficially owned by Bev Partners and the 19,739 shares beneficially owned by Jonas Partners.  When the shares beneficially owned by
EGS Associates, EGS Partners, Bev Partners, and Jonas Partners are
aggregated, they total 719,393 shares of Common Stock, constituting approximately 15.00% of the shares outstanding.
		(viii)	In the aggregate, the Reporting Persons beneficially own a total of
805,576 shares of Common Stock, constituting approximately 16.80% of the shares outstanding.

		(b)	(i)	Each of EGS Associates, EGS Partners (with respect to shares of EGS
Overseas and other discretionary accounts), Bev Partners and Jonas Partners has the power to vote and to dispose of the shares of Common Stock beneficially owned by it, which power may be exercised by the General
Partners.  Each of EGS Overseas and the discretionary accounts is a party to an investment management agreement with EGS Partners pursuant to which EGS
Partners has investment authority with respect to securities held in such account.
			(ii)	Each General Partner has the sole power to vote and dispose of the shares owned directly by him.  Messrs. Ehrman and Greenberg have shared power to dispose of, and Mr. Ehrman has shared power to vote on, shares owned by members of their immediate families.

		(c)	The trading dates, number of shares of Common Stock purchased or sold and price per share for all transactions in the Common Stock from the 60th day prior to September 15, 1995 until September 22, 1995 by EGS Associates,
EGS Partners (excluding EGS Overseas), Bev Partners, Jonas Partners, Mr.
Ehrman, Mr. Greenberg and Mr. Ketcher are set forth in Schedules A, B, C, D,
E, F and G, respectively.  All such transactions were effected in the over-the-counter market.
 During such period, EGS Overseas and Mr. Gerstl did not enter into any transactions in the Common Stock.

		(d)	No person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common Stock.




SIGNATURES



After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  9/25/95

c/William Ehrman
William Ehrman, individually and as general partner of each of EGS PARTNERS, L.L.C., EGS ASSOCIATES, L.P., BEV PARTNERS,
L.P. and JONAS PARTNERS, L.P.

c/William Ehrman
William Ehrman, as Attorney-In Fact for
Frederic Greenberg, individually and as
general partner of each of EGS PARTNERS, L.L.C., EGS ASSOCIATES, L.P., BEV
PARTNERS, L.P. and JONAS PARTNERS,
L.P.

c/William Ehrman
William Ehrman, as Attorney-In-Fact for
Frederick Ketcher, individually and as general partner of each of EGS PARTNERS, L.L.C., EGS ASSOCIATES, L.P., BEV PARTNERS,
L.P. and JONAS PARTNERS, L.P.

c/William Ehrman
William Ehrman, as Attorney-In-Fact for Jonas
Gerstl, individually and as general partner of each of EGS PARTNERS, L.L.C., EGS
ASSOCIATES, L.P., BEV PARTNERS, L.P.
and JONAS PARTNERS, L.P.










Schedule A


EGS Associates, L.P.

Transactions in the Common Stock

					                                       Price Per Share
  Date of           	Number of			           (including
Transaction      	Shares Purchased/(Sold)		Commissions, if any)

9/15/95                	(112,031)	           			22.75





Schedule B


EGS Partners, L.L.C.

Transactions in the Common Stock
                                       Price per Share
  Date of         Number of			         (including
Transaction  	Shares Purchased/(Sold)		Commissions, if any)

7/17/95             	1,500				         	21.52
7/18/95	             2,000					         21.57
7/19/95	             1,000				         	21.32
7/20/95	             1,500				         	21.32
7/21/95	             1,500	         				21.32
7/24/95	             1,300					         21.38
7/25/95	             1,200	         				21.63
7/26/95	             1,400	         				21.61
7/27/95	             1,400         					21.82
7/31/95	             1,500	         				21.57
9/11/95	            10,000			         		22.00
9/12/95	            15,000			         		22.25
9/15/95					      	(76,151)		         		22.75
9/21/95					        	2,000			         		23.75
9/21/95			        			1,000		         			24.25



Schedule C

Bev Partners, L.P.

Transactions in the Common Stock

                            				 	        Price Per Share
  Date of	           Number of			            (excluding
Transaction     	Shares Purchased/(Sold)		Commissions, if any)

9/15/95	              (104,960)	            			22.75


Schedule D

Jonas Partners, L.P.

Transactions in the Common Stock

				 	                                     Price Per Share
  Date of               	Number of			       (excluding
Transaction	       Shares Purchased/(Sold)		Commissions, if any)

9/15/95	                 (17,261)	           			22.75








Schedule E

William Ehrman

Transactions in the Common Stock

				 	                              Price Per Share
  Date of	          Number of			       (excluding
Transaction	     Shares Purchased			Commissions, if any)

7/25/95            	300	            				21.50
7/26/95	            300	            				21.50
7/28/95	            300	             			21.50
8/2/95	             300	            				20.75
9/15/95	        (28,339)	            			22.75
9/15/95	        (20,246)*	           			22.75
9/15/95	        (16,188)**	          			22.75
9/20/95	            500	            				24.51















_________________________
*      Shares held in an account for the benefit of Mr. Ehrman's wife.
**    Shares held in an account for the benefit of Mr. Ehrman's daughter.



Schedule F

Frederic Greenberg

Transactions in the Common Stock

				 	                                         Price Per Share
  Date of                	Number of			           (excluding
Transaction	          Shares Purchased/(Sold)		Commissions, if any)

9/15/95	                 (5,247)	             				22.75
9/15/95	                   (699)*	            				22.75





















_________________________
*      Shares held in an account for the benefit of Mr. Greenberg's wife.



Schedule G

Frederick Ketcher

Transactions in the Common Stock

				 	                                      Price Per Share
  Date of             	Number of			            (excluding
Transaction	       Shares Purchased/(Sold)		Commissions, if any)

9/15/95	               (4,198)			               		22.75